PROTAGONIST THERAPEUTICS, INC.

521 Cottonwood Drive, Suite 100

Milpitas, California 95035

(408) 649-7370

August 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
Christina Thomas, Attorney, Division of Corporation Finance
Erin Jaskot, Staff Attorney

Re:	Protagonist Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-212476

Acceleration Request

Requested Date:  August 10, 2016

Requested Time: 4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-212476) (the “Registration Statement”) to become effective on August 10, 2016, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Kenneth L. Guernsey, Michael E. Tenta and Josh Seidenfeld of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael E. Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Protagonist Therapeutics, Inc.

By:	/s/ Tom O’Neil
Name:	Tom O’Neil
Title:	Chief Financial Officer
cc:	Dinesh V. Patel, Ph.D., Protagonist Therapeutics, Inc.
Kenneth L. Guernsey, Cooley LLP
Michael E. Tenta, Cooley LLP
Josh Seidenfeld, Cooley LLP
Brian Cuneo, Latham & Watkins LLP